UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

N.V. Koninklijke Nederlandsche
Petroleum Maatschappij

(Name of Issuer)

Royal Dutch Petroleum Company

(Translation of Issuer’s name into English)

Ordinary shares of the nominal (par) value of 0.56 Euro (€0.56) each

(Title of Class of Securities)

780257804

(CUSIP Number)

Michiel Brandjes
Company Secretary
Royal Dutch Shell plc
30, Carel van Bylandtaan
2596 HR The Hague
The Netherlands
+31 70 377 9111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
William P. Rogers, Jr., Esq.
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street
London EC2Y 9HR
United Kingdom
+44 207 453 1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 780257804

1.	Name of Reporting Person: Royal Dutch Shell plc		I.R.S. Identification Nos. of above persons (entities only): None

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,038,379,943

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 2,038,379,943

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,038,379,943

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 98.5%

14.	Type of Reporting Person (See Instructions): HC, CO

AMENDMENT NO. 3 TO SCHEDULE 13D
     This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and restates Items 3, 4, 5(a) and 5(b) of the Schedule 13D filed by Royal Dutch Shell plc (“Royal Dutch Shell”) on July 29, 2005 (the “Schedule 13D”) in respect of the ordinary shares of the nominal (par) value of 0.56 Euro (€0.56) each (the “Ordinary Shares”) of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company), a company organized pursuant to the laws of the Netherlands (“Royal Dutch”). Capitalized terms used in this Amendment No. 3 but not defined herein have the meanings given to such terms in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
     Royal Dutch Shell has acquired beneficial ownership of 2,038,379,943 Ordinary Shares of Royal Dutch, or 98.5% of the issued and outstanding Ordinary Shares of Royal Dutch. This includes all Ordinary Shares exchanged by Royal Dutch Shell for Royal Dutch Shell shares in the Offer and the Subsequent Offer Acceptance Period. Royal Dutch Shell did not exchange and does not intend to seek delivery of, and therefore disclaims beneficial ownership of, 2,982,288 Ordinary Shares in New York registry form tendered in the Offer and 4,295,470 Ordinary Shares in New York registry form tendered in the Subsequent Offer Acceptance Period via the guaranteed delivery procedure but not delivered to the U.S. exchange agent in respect of the Offer or Subsequent Offer Acceptance Period as required by the Prospectus. Under the terms of the Exchange Offer, (a) for every Ordinary Share or Royal Dutch held in New York registry form tendered in the Exchange Offer, the tendering shareholder received one Royal Dutch Shell Class A American depository receipt (each, a “Class A ADR”) representing two Royal Dutch Shell Class A ordinary shares (each, a “Class A Share”) and (b) for every Ordinary Share of Royal Dutch held in bearer or Hague registry form tendered in the Exchange Offer, the tendering shareholder received two Class A Shares. Other than the issuance of Class A Shares and Class A ADRs, no consideration was paid to shareholders of Royal Dutch in connection with the Exchange Offer.

Item 4. Purpose of Transaction
     (a) Royal Dutch Shell has proposed to acquire the 1.5% of Royal Dutch Ordinary Shares held by the remaining public shareholders in Royal Dutch (the “Minority”), as part of an internal restructuring that will include the merger of Royal Dutch into a subsidiary, Shell Petroleum N.V. (“SPNV”). The Minority would receive cash or, at the option of UK-resident shareholders who so elect, exchangeable loan notes. As a result of the merger SPNV will be the surviving entity and Royal Dutch will cease to exist. The proposed merger of Royal Dutch into SPNV will allow for the acquisition on a compulsory basis of the remaining interest in Royal Dutch held by the Minority.
     Implementation of the merger will require shareholder approval at a Royal Dutch Extraordinary General Meeting (“EGM”). Royal Dutch Shell intends to vote its 98.5% interest in favour of the restructuring at the EGM and thus will be able to approve the restructuring without the vote of any other shareholders of Royal Dutch. The final terms, including the price to be paid in exchange for each Royal Dutch Ordinary Share held by the Minority, will be determined and announced in the fourth quarter of 2005. Notice of the EGM will be given in due course and it is intended that the EGM and the restructuring will be completed before the year-end. The restructuring will be subject to receipt of any necessary consents and approvals and elements of these proposals are the subject of consultation with relevant staff representative bodies, as required.
     The Board of Royal Dutch has engaged ABN AMRO Bank N.V. as its financial advisor. ABN AMRO Bank N.V. will assist the Board of Royal Dutch in its evaluation of the fairness, from a financial point of view, of the exchange ratio and cash consideration to be received in the restructuring by the Minority.
     Royal Dutch Shell has announced previously that it reserves the right to use any legally permitted method to obtain 100% of the Royal Dutch Ordinary Shares. If the merger is not completed as proposed Royal Dutch Shell intends to commence Dutch statutory squeeze out proceedings in order to acquire the Ordinary Shares held by the Minority. A squeeze out would result in the Minority receiving a cash payment in exchange for their Royal Dutch Ordinary Shares. Under these proceedings, the price paid for Ordinary Shares of Royal Dutch held by the Minority will be determined by a Dutch court, which could appoint experts to advise it on the value of Ordinary Shares of Royal Dutch. Further, if the squeeze out proceedings are successful, the minority holders of Ordinary Shares of Royal Dutch will be required to transfer their Ordinary Shares of Royal Dutch against payment of the price determined. Also, upon payment of the amount required to purchase the Ordinary Shares of Royal Dutch into a prescribed bank account, Royal Dutch Shell would become the holder of the Ordinary Shares of Royal Dutch by operation of law. The only remaining right of the minority holders of Ordinary Shares of Royal Dutch would be to receive payment for their Ordinary Shares of Royal Dutch.

     (b) As described above, Royal Dutch Shell intends to acquire the minority interest in Royal Dutch through a merger between Royal Dutch and its subsidiary SPNV. If the merger is not completed as proposed, Royal Dutch Shell intends to commence Dutch statutory squeeze out proceedings.
     (c) Under the internal corporate restructuring, of which the merger of Royal Dutch and SPNV forms a part, the 60:40 cross holdings of Royal Dutch and Shell Transport in SPNV and The Shell Petroleum Company Limited (“SPCO”) will be unwound. SPNV and SPCO are the two holding companies which own directly or indirectly all consolidated subsidiaries held by Royal Dutch and Shell Transport (the “Group”) (on an individual or joint basis). The restructuring involves several sequential steps that will result in the surviving company, SPNV, becoming the parent of Shell Transport and the other members of the Group under Royal Dutch Shell. No other sale or transfer of a material amount of assets of Royal Dutch or any of its subsidiaries is currently planned or proposed.
     (d) Following the merger SPNV would be the surviving company and the board of directors of the surviving entity would be that of SPNV.
     (e) As a result of the merger and unwind transactions, Royal Dutch will cease to exist and SPNV, the surviving entity will be the intermediate parent company of the Group. Certain changes are expected to be made to the organization of the share capital of Royal Dutch prior to the merger in order to facilitate the merger. Other than the changes related to the restructuring, there are no other changes planned to the capitalization of Royal Dutch. While no determination has yet been made as to the future dividend policy of the surviving entity, it may change its dividend policy following the restructuring when it would become a wholly owned subsidiary of Royal Dutch Shell.
     (f) As described above in (a) to (e), following the merger and unwind transactions, Royal Dutch will cease to exist and SPNV will be the surviving corporate entity. No other changes to the business or corporate structure of Royal Dutch are planned or proposed.
     (g) Other than changes in Royal Dutch's articles of association expected to be made in order to facilitate the restructuring, as described in (a) to (e) above, no changes to Royal Dutch’s articles of association, articles of incorporation or other actions which may impede the acquisition of control of Royal Dutch by any person are currently planned or proposed.

     (h) The Ordinary Shares of Royal Dutch have been removed from the Official List of the UK Listing Authority and from trading on the London Stock Exchange with effect from July 20, 2005. Following the achievement of an acceptance level in the Exchange Offer in excess of the 95% required to de-list from Euronext Amsterdam, Royal Dutch Shell requested that Royal Dutch seek de-listing from Euronext Amsterdam. A request from Royal Dutch to de-list has subsequently been approved by Euronext Amsterdam, and the last day of trading of Royal Dutch Shares on Euronext Amsterdam will be September 30, 2005. Royal Dutch Shell also requested that Royal Dutch seek de-listing from the New York Stock Exchange. In accordance with New York Stock Exchange procedures, on August 9, 2005, Royal Dutch furnished the New York Stock Exchange with a copy of a board resolution in respect of de-listing adopted on August 5, 2005. On August 11, 2005, Royal Dutch filed an application with the US Securities and Exchange Commission to withdraw the Ordinary Shares of Royal Dutch from listing on the New York Stock Exchange. A notice of the application was published in the Federal Register on September 14, 2005, requesting comment from interested parties by September 29, 2005.
     (i) After the consummation of the merger and unwind transactions described above, the Ordinary Shares of Royal Dutch will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
     (j) Other than as described above, Royal Dutch Shell currently has no plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through 4(i) of Schedule 13D (although Royal Dutch Shell reserves the right to develop such plans).
Item 5. Interest in Securities of Royal Dutch
     (a) Royal Dutch Shell has acquired beneficial ownership of 2,038,379,943 Ordinary Shares of Royal Dutch, or 98.5% of the issued and outstanding Ordinary Shares of Royal Dutch (the “Subject Shares”). This includes all Ordinary Shares exchanged by Royal Dutch Shell for Royal Dutch Shell shares in the Offer and the Subsequent Offer Acceptance Period. Royal Dutch Shell did not exchange and does not intend to seek delivery of, and therefore disclaims beneficial ownership of, 2,982,288 Ordinary Shares in New York registry form tendered in the Offer and 4,295,470 Ordinary Shares in New York registry form tendered in the Subsequent Offer Acceptance Period via the guaranteed delivery procedure but not delivered to the U.S. exchange agent in respect of the Offer or Subsequent Offer Acceptance Period as required by the Prospectus.
     (b) Royal Dutch Shell has the sole power to vote and to direct the vote, and the sole power to dispose and to direct the disposition of, the Subject Shares.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 20, 2005

ROYAL DUTCH SHELL PLC
by	/s/ Michiel Brandjes
Name: Michiel Brandjes
Title: Company Secretary